UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2018 (Six months ended September 30, 2018) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2018

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Masahiro Kosugi	Executive Officer, General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 28, 2018	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 6, 2018
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2018 (for the six months ended September 30, 2018)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2018	1,994,087	12.9	466,912	8.2	359,360	13.4
1H F2017	1,764,841	12.8	431,306	2.4	316,645	(11.5)

Note:	Comprehensive Income: 1H F2018: ¥235,972 million, (45.3)%; 1H F2017: ¥431,894 million, 116.1%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2018	14.16	14.16
1H F2017	12.48	12.47

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2018	207,560,759	9,672,610	4.4
Fiscal 2017	205,028,300	9,821,246	4.4

Reference:	Own Capital: As of September 30, 2018: ¥9,197,389 million; As of March 31, 2018: ¥9,065,843 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2017	—	3.75	—	3.75	7.50
Fiscal 2018	—	3.75
Fiscal 2018 (estimate)			—	3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2018 (for the fiscal year ending March 31, 2019)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2018	570,000	(1.1)	22.47

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2018: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1H and the number of outstanding shares as of September 30, 2018 (which is used as a proxy for the average number of shares during the remainder of the relevant period).

* Notes

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc. : No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(3) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of September 30, 2018	25,392,498,945 shares	As of March 31, 2018	25,389,644,945 shares
② Period-end treasury stock:	As of September 30, 2018	34,314,755 shares	As of March 31, 2018	24,829,446 shares
③ Average outstanding shares:	1st Half Fiscal 2018	25,363,166,750 shares	1st Half Fiscal 2017	25,366,346,742 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Interim Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Consolidated Statements of Changes in Net Assets	p.1-6
	(4) Note for Assumption of Going Concern	p.1-7
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2018

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for November 20, 2018 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2018	As of September 30, 2018
Assets
Cash and Due from Banks	¥47,725,360	¥46,579,445
Call Loans and Bills Purchased	715,149	336,548
Receivables under Resale Agreements	8,080,873	10,275,017
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	2,709,640
Other Debt Purchased	2,713,742	2,577,593
Trading Assets	10,507,133	12,274,307
Money Held in Trust	337,429	409,725
Securities	34,183,033	34,975,299
Loans and Bills Discounted	79,421,473	80,516,017
Foreign Exchange Assets	1,941,677	2,229,807
Derivatives other than for Trading Assets	1,807,999	1,428,605
Other Assets	4,588,484	4,342,091
Tangible Fixed Assets	1,111,128	1,093,635
Intangible Fixed Assets	1,092,708	1,074,255
Net Defined Benefit Asset	996,173	983,445
Deferred Tax Assets	47,839	42,924
Customers’ Liabilities for Acceptances and Guarantees	5,723,186	5,964,576
Reserves for Possible Losses on Loans	(315,621)	(252,177)

Total Assets	¥205,028,300	¥207,560,759

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2018	As of September 30, 2018
Liabilities
Deposits	¥125,081,233	¥120,819,088
Negotiable Certificates of Deposit	11,382,590	12,500,325
Call Money and Bills Sold	2,105,293	5,736,053
Payables under Repurchase Agreements	16,656,828	17,488,448
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,838,150
Commercial Paper	710,391	683,390
Trading Liabilities	8,121,543	7,682,367
Borrowed Money	4,896,218	4,817,339
Foreign Exchange Liabilities	445,804	473,194
Short-term Bonds	362,185	303,302
Bonds and Notes	7,544,256	8,696,783
Due to Trust Accounts	4,733,131	4,725,740
Derivatives other than for Trading Liabilities	1,514,483	1,397,924
Other Liabilities	3,685,585	4,174,229
Reserve for Bonus Payments	66,872	49,284
Reserve for Variable Compensation	3,242	1,500
Net Defined Benefit Liability	58,890	59,466
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,308
Reserve for Possible Losses on Sales of Loans	1,075	1,153
Reserve for Contingencies	5,622	4,750
Reserve for Reimbursement of Deposits	20,011	19,802
Reserve for Reimbursement of Debentures	30,760	28,197
Reserves under Special Laws	2,361	2,358
Deferred Tax Liabilities	421,002	353,680
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	65,732
Acceptances and Guarantees	5,723,186	5,964,576

Total Liabilities	¥195,207,054	¥197,888,149

Net Assets
Common Stock	¥2,256,548	¥2,256,767
Capital Surplus	1,134,922	1,138,434
Retained Earnings	4,002,835	4,268,037
Treasury Stock	(5,997)	(7,888)

Total Shareholders’ Equity	7,388,309	7,655,351

Net Unrealized Gains (Losses) on Other Securities	1,392,392	1,335,533
Deferred Gains or Losses on Hedges	(67,578)	(123,418)
Revaluation Reserve for Land	144,277	143,248
Foreign Currency Translation Adjustments	(85,094)	(90,790)
Remeasurements of Defined Benefit Plans	293,536	277,466

Total Accumulated Other Comprehensive Income	1,677,534	1,542,038

Stock Acquisition Rights	1,163	714
Non-Controlling Interests	754,239	474,506

Total Net Assets	9,821,246	9,672,610

Total Liabilities and Net Assets	¥205,028,300	¥207,560,759

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Ordinary Income	¥1,764,841	¥1,994,087
Interest Income	797,177	994,826
Interest on Loans and Bills Discounted	494,710	604,086
Interest and Dividends on Securities	142,667	163,560
Fiduciary Income	27,690	28,023
Fee and Commission Income	344,211	366,778
Trading Income	130,953	156,449
Other Operating Income	177,376	178,133
Other Ordinary Income	287,431	269,875
Ordinary Expenses	1,333,535	1,527,175
Interest Expenses	389,759	586,633
Interest on Deposits	152,774	217,934
Fee and Commission Expenses	80,493	81,850
Other Operating Expenses	47,347	44,155
General and Administrative Expenses	733,194	717,467
Other Ordinary Expenses	82,740	97,067

Ordinary Profits	431,306	466,912

Extraordinary Gains	2,164	10,271
Extraordinary Losses	4,388	3,551

Income before Income Taxes	429,082	473,632

Income Taxes:
Current	107,634	116,078
Deferred	(12,364)	(14,319)

Total Income Taxes	95,270	101,759

Profit	333,812	371,872

Profit Attributable to Non-controlling Interests	17,166	12,511

Profit Attributable to Owners of Parent	¥316,645	¥359,360

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Profit	¥333,812	¥371,872
Other Comprehensive Income	98,082	(135,899)
Net Unrealized Gains (Losses) on Other Securities	118,017	(58,557)
Deferred Gains or Losses on Hedges	(17,318)	(55,862)
Revaluation Reserve for Land	(2)	—
Foreign Currency Translation Adjustments	(161)	(3,401)
Remeasurements of Defined Benefit Plans	8,116	(15,346)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(10,569)	(2,732)

Comprehensive Income	431,894	235,972

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	416,654	224,894
Comprehensive Income Attributable to Non-controlling Interests	15,240	11,078

1-5

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2017

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(95,173)		(95,173)
Profit Attributable to Owners of Parent			316,645		316,645
Repurchase of Treasury Stock				(2,447)	(2,447)
Disposition of Treasury Stock		(43)		821	778
Transfer from Revaluation Reserve for Land			788		788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		122			122
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	273	352	222,260	(1,625)	221,260

Balance as of the end of the period	2,256,548	1,134,768	3,837,710	(6,475)	7,222,552

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(95,173)
Profit Attributable to Owners of Parent									316,645
Repurchase of Treasury Stock									(2,447)
Disposition of Treasury Stock									778
Transfer from Revaluation Reserve for Land									788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									122
Net Changes in Items other than Shareholders’ Equity	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	99,127
Total Changes during the period	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	320,388

Balance as of the end of the period	1,409,766	(7,714)	144,817	(75,579)	148,906	1,620,196	1,173	749,827	9,593,750

1-6

Mizuho Financial Group, Inc.

For the six months ended September 30, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(95,186)		(95,186)
Profit Attributable to Owners of Parent			359,360		359,360
Repurchase of Treasury Stock				(2,856)	(2,856)
Disposition of Treasury Stock		(15)		965	950
Transfer from Revaluation Reserve for Land			1,028		1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,307			3,307
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	218	3,511	265,202	(1,891)	267,041

Balance as of the end of the period	2,256,767	1,138,434	4,268,037	(7,888)	7,655,351

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(95,186)
Profit Attributable to Owners of Parent									359,360
Repurchase of Treasury Stock									(2,856)
Disposition of Treasury Stock									950
Transfer from Revaluation Reserve for Land									1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,307
Net Changes in Items other than Shareholders’ Equity	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(415,678)
Total Changes during the period	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(148,636)

Balance as of the end of the period	1,335,533	(123,418)	143,248	(90,790)	277,466	1,542,038	714	474,506	9,672,610

(4) Note for Assumption of Going Concern

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2018

(Six months ended September 30, 2018)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2018	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-7

5. Unrealized Gains/Losses on Securities	CON	NON	2-9

6. Projected Redemption Amounts for Securities	NON		2-11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-12

8. Employee Retirement Benefits	NON	CON	2-13

9. Capital Ratio	CON	NON	2-15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-20

5. Coverage on Disclosed Claims under the FRA	NON		2-22

6. Overview of Non-Performing Loans(“NPLs”)	NON		2-24

7. Results of Removal of NPLs from the Balance Sheet	NON		2-25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2-28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-29

(2) Loans to SMEs and Individual Customers	NON		2-29

10. Status of Loans by Region	NON		2-30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-33

2. Number of Directors and Employees			2-34

3. Number of Offices			2-34

4. Earnings Plan for Fiscal 2018	CON	NON	2-35

Attachments			Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-36

Comparison of Non-Consolidated Statements of Income (selected items)			2-37

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-38

Comparison of Non-Consolidated Statements of Income (selected items)			2-39

Statement of Trust Assets and Liabilities			2-40

Comparison of Balances of Principal Items			2-41

Mizuho Securities Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-42

Comparison of Non-Consolidated Statements of Income (selected items)			2-43

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2018

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2018		First Half of Fiscal 2017
			Change
Consolidated Gross Profits	1	1,011,571	51,761	959,809
Net Interest Income	2	408,193	774	407,418
Fiduciary Income	3	28,023	332	27,690
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	284,927	21,209	263,717
Net Trading Income	6	156,449	25,496	130,953
Net Other Operating Income	7	133,978	3,948	130,029
General and Administrative Expenses	8	(717,467)	15,727	(733,194)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(20,812)	(11,107)	(9,704)
Losses on Write-offs of Loans	10	(17,942)	(8,197)	(9,744)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	50,609	(87,164)	137,773
Net Gains (Losses) related to Stocks	12	149,981	42,054	107,926
Equity in Income from Investments in Affiliates	13	19,397	8,843	10,553
Other	14	(26,368)	15,490	(41,858)

Ordinary Profits	15	466,912	35,606	431,306

Net Extraordinary Gains (Losses)	16	6,719	8,943	(2,223)
Income before Income Taxes	17	473,632	44,549	429,082
Income Taxes—Current	18	(116,078)	(8,444)	(107,634)
—Deferred	19	14,319	1,954	12,364
Profit	20	371,872	38,060	333,812
Profit Attributable to Non-controlling Interests	21	(12,511)	4,654	(17,166)

Profit Attributable to Owners of Parent	22	359,360	42,715	316,645

Credit-related Costs (including Credit Costs for Trust Accounts)	23	29,797	(98,271)	128,068

* Credit-related Costs [23] =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	291,036	49,387	241,649

* Consolidated Net Business Profits [24] =   Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	125	(5)	130
Number of affiliates under the equity method	26	19	—	19

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2018				First Half
		MHBK	MHTB	Aggregate Figures	Change	of Fiscal 2017
Gross Profits	1	637,022	58,282	695,305	35,124	660,181
Domestic Gross Profits	2	361,024	57,358	418,382	(7,754)	426,137
Net Interest Income	3	237,317	12,153	249,471	(4,320)	253,792
Fiduciary Income	4		27,593	27,593	(22)	27,616
Trust Fees for Jointly Operated Designated Money Trust	5		1,915	1,915	190	1,724
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	108,914	13,679	122,593	13,662	108,930
Net Trading Income	8	2,759	1,077	3,836	(8,807)	12,644
Net Other Operating Income	9	12,033	2,853	14,886	(8,265)	23,152
International Gross Profits	10	275,998	924	276,922	42,878	234,044
Net Interest Income	11	109,616	1,535	111,152	5,354	105,798
Net Fee and Commission Income	12	66,778	(375)	66,402	9,931	56,470
Net Trading Income	13	26,419	(62)	26,356	13,876	12,480
Net Other Operating Income	14	73,184	(173)	73,010	13,716	59,294
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(435,555)	(41,223)	(476,778)	2,665	(479,444)
Expense Ratio	16	68.3%	70.7%	68.5%	(4.0%)	72.6%
Personnel Expenses	17	(170,034)	(19,886)	(189,920)	2,764	(192,684)
Non-Personnel Expenses	18	(237,584)	(19,655)	(257,240)	71	(257,311)
Premium for Deposit Insurance	19	(15,307)	(652)	(15,959)	493	(16,453)
Miscellaneous Taxes	20	(27,936)	(1,681)	(29,618)	(170)	(29,447)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	201,467	17,059	218,526	37,789	180,736

Excluding Net Gains (Losses) related to Bonds	22	176,033	14,391	190,424	44,460	145,964

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	(43)	(43)	(43)	—

Net Business Profits	24	201,467	17,016	218,483	37,746	180,736

Net Gains (Losses) related to Bonds	25	25,433	2,668	28,101	(6,670)	34,772

Net Non-Recurring Gains (Losses)	26	138,305	11,012	149,318	(27,976)	177,294
Net Gains (Losses) related to Stocks	27	126,153	12,151	138,304	28,193	110,111
Expenses related to Portfolio Problems	28	(19,305)	32	(19,272)	(11,073)	(8,199)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	49,961	—	49,961	(81,743)	131,705
Other	30	(18,505)	(1,171)	(19,676)	36,646	(56,322)

Ordinary Profits	31	339,772	28,028	367,801	9,770	358,031

Net Extraordinary Gains (Losses)	32	6,903	(30)	6,872	6,958	(86)
Net Gains (Losses) on Disposition of Fixed Assets	33	1,818	(21)	1,796	2,471	(675)
Losses on Impairment of Fixed Assets	34	(2,363)	(9)	(2,372)	2	(2,375)
Gains on Cancellation of Employee Retirement Benefit Trust	35	7,448	—	7,448	7,448	—
Income before Income Taxes	36	346,676	27,997	374,673	16,728	357,945
Income Taxes—Current	37	(93,968)	(5,005)	(98,974)	(15,785)	(83,188)
—Deferred	38	(5,459)	(2,445)	(7,905)	(11,498)	3,592

Net Income	39	247,247	20,546	267,794	(10,555)	278,349

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
Credit-related Costs	40	30,656	(10)	30,646	(92,859)	123,506

* Credit-related  Costs [40] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	46,025	(43)	45,982	(73,980)	119,962
Losses on Write-offs of Loans	43	(12,036)	—	(12,036)	(9,383)	(2,652)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(213)	32	(180)	(6,625)	6,444
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	(4)	—	(4)	(5)	1
Reversal of (Provision for) Reserve for Contingencies	46	56	—	56	7	48
Other (including Losses on Sales of Loans)	47	(3,171)	—	(3,171)	(2,873)	(298)
Total	48	30,656	(10)	30,646	(92,859)	123,506

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2018
			Change	First Half of Fiscal 2017
Gross Profits	1	637,022	31,460	605,562
Domestic Gross Profits	2	361,024	(15,225)	376,250
Net Interest Income	3	237,317	(4,674)	241,992
Net Fee and Commission Income	4	108,914	10,675	98,238
Net Trading Income	5	2,759	(10,053)	12,813
Net Other Operating Income	6	12,033	(11,172)	23,205
International Gross Profits	7	275,998	46,686	229,312
Net Interest Income	8	109,616	6,532	103,084
Net Fee and Commission Income	9	66,778	9,880	56,897
Net Trading Income	10	26,419	14,605	11,813
Net Other Operating Income	11	73,184	15,667	57,516
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(435,555)	2,848	(438,404)
Expense Ratio	13	68.3%	(4.0%)	72.3%
Personnel Expenses	14	(170,034)	2,879	(172,913)
Non-Personnel Expenses	15	(237,584)	224	(237,809)
Premium for Deposit Insurance	16	(15,307)	459	(15,766)
Miscellaneous Taxes	17	(27,936)	(254)	(27,682)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	201,467	34,309	167,157

Excluding Net Gains (Losses) related to Bonds	19	176,033	41,899	134,133

Reversal of (Provision for) General Reserve for Losses on Loans	20	—	—	—

Net Business Profits	21	201,467	34,309	167,157

Net Gains (Losses) related to Bonds	22	25,433	(7,590)	33,023

Net Non-Recurring Gains (Losses)	23	138,305	(27,802)	166,108
Net Gains (Losses) related to Stocks	24	126,153	26,805	99,348
Expenses related to Portfolio Problems	25	(19,305)	(11,107)	(8,197)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	49,961	(78,851)	128,813
Other	27	(18,505)	35,350	(53,855)

Ordinary Profits	28	339,772	6,506	333,266

Net Extraordinary Gains (Losses)	29	6,903	6,980	(77)
Net Gains (Losses) on Disposition of Fixed Assets	30	1,818	2,484	(666)
Losses on Impairment of Fixed Assets	31	(2,363)	11	(2,375)
Gains on Cancellation of Employee Retirement Benefit Trust	32	7,448	7,448	—
Income before Income Taxes	33	346,676	13,487	333,188
Income Taxes—Current	34	(93,968)	(16,821)	(77,147)
—Deferred	35	(5,459)	(10,097)	4,637

Net Income	36	247,247	(13,431)	260,678

Credit-related Costs	37	30,656	(89,958)	120,615

* Credit-related Costs [37] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	38	46,025	(71,112)	117,138
Losses on Write-offs of Loans	39	(12,036)	(9,385)	(2,651)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(213)	(6,589)	6,376
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	(4)	(5)	1
Reversal of (Provision for) Reserve for Contingencies	42	56	7	48
Other (including Losses on Sales of Loans)	43	(3,171)	(2,873)	(298)
Total	44	30,656	(89,958)	120,615

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2018		First Half of Fiscal 2017
			Change
Gross Profits	1	58,282	3,663	54,618
Domestic Gross Profits	2	57,358	7,471	49,886
Net Interest Income	3	12,153	354	11,799
Fiduciary Income	4	27,593	(22)	27,616
Trust Fees for Jointly Operated Designated Money Trust	5	1,915	190	1,724
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	13,679	2,987	10,691
Net Trading Income	8	1,077	1,245	(168)
Net Other Operating Income	9	2,853	2,906	(52)
International Gross Profits	10	924	(3,807)	4,731
Net Interest Income	11	1,535	(1,178)	2,714
Net Fee and Commission Income	12	(375)	51	(427)
Net Trading Income	13	(62)	(729)	666
Net Other Operating Income	14	(173)	(1,951)	1,777
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(41,223)	(183)	(41,040)
Expense Ratio	16	70.7%	(4.4%)	75.1%
Personnel Expenses	17	(19,886)	(114)	(19,771)
Non-Personnel Expenses	18	(19,655)	(152)	(19,502)
Premium for Deposit Insurance	19	(652)	34	(686)
Miscellaneous Taxes	20	(1,681)	84	(1,765)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	17,059	3,480	13,578

Excluding Net Gains (Losses) related to Bonds	22	14,391	2,560	11,830

Reversal of (Provision for) General Reserve for Losses on Loans	23	(43)	(43)	—

Net Business Profits	24	17,016	3,437	13,578

Net Gains (Losses) related to Bonds	25	2,668	919	1,748

Net Non-Recurring Gains (Losses)	26	11,012	(173)	11,186
Net Gains (Losses) related to Stocks	27	12,151	1,388	10,762
Expenses related to Portfolio Problems	28	32	33	(1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	—	(2,892)	2,892
Other	30	(1,171)	1,296	(2,467)

Ordinary Profits	31	28,028	3,263	24,765

Net Extraordinary Gains (Losses)	32	(30)	(22)	(8)
Net Gains (Losses) on Disposition of Fixed Assets	33	(21)	(13)	(8)
Losses on Impairment of Fixed Assets	34	(9)	(9)	—
Income before Income Taxes	35	27,997	3,241	24,756
Income Taxes—Current	36	(5,005)	1,035	(6,041)
—Deferred	37	(2,445)	(1,401)	(1,044)

Net Income	38	20,546	2,875	17,670

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(10)	(2,901)	2,890

* Credit-related Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	(43)	(2,867)	2,824
Losses on Write-offs of Loans	42	—	1	(1)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	32	(35)	67
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	(10)	(2,901)	2,890

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2018		First Half of Fiscal 2017
Mizuho Bank				Change
Return on Interest-Earning Assets		1	0.49	(0.03)	0.52
Return on Loans and Bills Discounted *[1]		2	0.80	(0.02)	0.83
Return on Securities		3	0.54	0.08	0.46
Cost of Funding (including Expenses)		4	0.68	(0.04)	0.72
Cost of Deposits (including Expenses)		5	0.70	(0.04)	0.75
Cost of Deposits *[2]		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.34	0.01	0.33

Net Interest Margin	(1)-(4)	8	(0.19)	0.01	(0.20)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.10	0.02	0.07
Loan and Deposit Rate Margin	(2)-(6)	10	0.80	(0.01)	0.82

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	0.84	(0.03)	0.88
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.13	0.01	0.12
Loan and Deposit Rate Margin	(11)-(6)	13	0.84	(0.03)	0.87

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2018		First Half of Fiscal 2017
				Change
Return on Interest-Earning Assets		14	0.51	0.01	0.50
Return on Loans and Bills Discounted *[1]		15	0.62	(0.03)	0.65
Return on Securities		16	1.40	0.37	1.02
Cost of Funding		17	0.08	(0.00)	0.09
Cost of Deposits *[2]		18	0.02	0.00	0.02

Net Interest Margin	(14)-(17)	19	0.42	0.01	0.40
Loan and Deposit Rate Margin	(15)-(18)	20	0.59	(0.03)	0.63

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs. (Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		21	0.65	(0.03)	0.69
Loan and Deposit Rate Margin	(21)-(18)	22	0.63	(0.03)	0.67

(Reference)			(%)
			First Half of Fiscal 2018		First Half of Fiscal 2017
Aggregate Figures for the 2 Banks				Change
Return on Loans and Bills Discounted *[1]		23	0.79	(0.02)	0.81
Cost of Deposits *[2]		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.79	(0.02)	0.81
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.83	(0.03)	0.86
Loan and Deposit Rate Margin	(26)-(24)	27	0.82	(0.03)	0.86

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2018
			Change		First Half of Fiscal 2017
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	150,657,886	1.08	2,538,617	0.19	148,119,268	0.88
Loans and Bills Discounted	73,517,919	1.46	2,549,569	0.23	70,968,349	1.23
Securities	31,790,001	0.95	(381,287)	0.11	32,171,288	0.83

Source of Funds	150,810,286	0.62	3,770,296	0.19	147,039,989	0.42
Deposits	113,461,404	0.35	3,089,590	0.10	110,371,813	0.24
NCDs	12,325,967	0.90	1,107,426	0.35	11,218,540	0.55

(Domestic Operations)
Use of Funds	105,503,723	0.49	3,644,114	(0.03)	101,859,608	0.52
Loans and Bills Discounted	46,689,350	0.79	421,377	(0.02)	46,267,972	0.82
Securities	20,127,828	0.54	84,454	0.08	20,043,374	0.46

Source of Funds	104,750,906	0.04	3,902,283	(0.00)	100,848,622	0.04
Deposits	89,136,171	0.00	3,788,987	(0.00)	85,347,183	0.00
NCDs	6,156,976	0.00	391,964	0.00	5,765,012	0.00

(International Operations)
Use of Funds	49,193,431	2.29	506,048	0.63	48,687,383	1.66
Loans and Bills Discounted	26,828,568	2.64	2,128,191	0.64	24,700,377	2.00
Securities	11,662,173	1.65	(465,741)	0.20	12,127,914	1.44

Source of Funds	50,098,648	1.81	1,479,558	0.57	48,619,089	1.24
Deposits	24,325,232	1.64	(699,396)	0.57	25,024,629	1.06
NCDs	6,168,990	1.80	715,462	0.67	5,453,528	1.13

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2018
			Change		First Half of Fiscal 2017
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	6,334,888	0.68	(24,392)	0.03	6,359,280	0.65
Loans and Bills Discounted	3,407,553	0.78	73,414	0.02	3,334,138	0.76
Securities	951,371	1.49	(129,605)	0.20	1,080,977	1.28

Source of Funds	6,829,682	0.23	245,352	0.04	6,584,330	0.18
Deposits	3,530,796	0.03	147,045	0.00	3,383,751	0.02
NCDs	394,263	0.01	105,322	(0.00)	288,941	0.01

(Domestic Operations)
Use of Funds	5,805,230	0.51	4,106	0.01	5,801,123	0.50
Loans and Bills Discounted	3,157,425	0.62	72,319	(0.03)	3,085,105	0.65
Securities	605,558	1.40	(114,750)	0.37	720,309	1.02

Source of Funds	6,287,394	0.08	271,815	(0.00)	6,015,578	0.09
Deposits	3,516,820	0.02	143,650	0.00	3,373,169	0.02
NCDs	394,263	0.01	105,322	(0.00)	288,941	0.01

(International Operations)
Use of Funds	619,219	2.17	(21,419)	0.26	640,638	1.90
Loans and Bills Discounted	250,128	2.88	1,095	0.73	249,032	2.15
Securities	345,812	1.64	(14,855)	(0.17)	360,667	1.81

Source of Funds	631,849	1.64	(19,384)	0.59	651,234	1.04
Deposits	13,976	1.71	3,394	0.77	10,581	0.94
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	27,111	(8,494)	35,606
Gains on Sales and Others	47,942	(8,935)	56,877
Losses on Sales and Others	(17,778)	1,940	(19,718)
Impairment (Devaluation)	(960)	887	(1,847)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,092)	(2,387)	294

	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	149,981	42,054	107,926
Gains on Sales	181,076	57,679	123,397
Losses on Sales	(12,609)	(6,176)	(6,432)
Impairment (Devaluation)	(1,171)	(582)	(589)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(17,314)	(8,865)	(8,448)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	28,101	(6,670)	34,772
Gains on Sales and Others	49,065	(6,940)	56,005
Losses on Sales and Others	(17,911)	2,768	(20,680)
Impairment (Devaluation)	(960)	(112)	(847)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,092)	(2,387)	294

	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	138,304	28,193	110,111
Gains on Sales	168,206	43,491	124,714
Losses on Sales	(12,078)	(6,265)	(5,813)
Impairment (Devaluation)	(515)	(175)	(340)
Reversal of (Provision for) Reserve for Possible Losses on Investments	7	7	—
Gains (Losses) on Derivatives other than for Trading	(17,314)	(8,865)	(8,448)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	25,433	(7,590)	33,023
Gains on Sales and Others	44,918	(7,507)	52,426
Losses on Sales and Others	(16,798)	2,270	(19,068)
Impairment (Devaluation)	(960)	(112)	(847)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,726)	(2,240)	514

	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	126,153	26,805	99,348
Gains on Sales	153,548	40,007	113,540
Losses on Sales	(11,253)	(5,561)	(5,691)
Impairment (Devaluation)	(515)	(233)	(282)
Reversal of (Provision for) Reserve for Possible Losses on Investments	7	7	—
Gains (Losses) on Derivatives other than for Trading	(15,633)	(7,415)	(8,217)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	2,668	919	1,748
Gains on Sales and Others	4,147	567	3,579
Losses on Sales and Others	(1,112)	498	(1,611)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(366)	(146)	(219)

	First Half of Fiscal 2018		First Half of Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	12,151	1,388	10,762
Gains on Sales	14,657	3,483	11,174
Losses on Sales	(825)	(703)	(122)
Impairment (Devaluation)	—	58	(58)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,680)	(1,449)	(230)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

⬛ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	32,722,033	1,871,505	2,246,881	375,376	31,581,138	1,954,226	2,258,682	304,455
Japanese Stocks	3,517,236	2,015,943	2,053,623	37,680	3,582,240	2,017,372	2,050,964	33,592
Japanese Bonds	16,704,787	(26,747)	22,165	48,913	16,535,604	5,411	37,822	32,411
Japanese Government Bonds	13,450,424	(20,591)	1,501	22,093	13,332,094	616	10,257	9,640
Other	12,500,008	(117,689)	171,092	288,782	11,463,293	(68,557)	169,894	238,451
Foreign Bonds	9,402,522	(223,099)	6,541	229,641	8,329,141	(166,095)	11,647	177,743

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value, at the consolidated balance sheet date.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥26,133 million and ¥28,273 million, which were recognized in the statement of income for September 30, 2018 and March 31, 2018, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2018 and March 31, 2018 are ¥1,845,372 million and ¥1,925,952 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2018 and March 31, 2018 are ¥1,335,533 million and ¥1,392,392 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	2,135,128	(2,852)	19,417	22,269	2,515,830	6,016	24,472	18,455

Non-Consolidated
(1) Other Securities
Aggregate Figures for the 2 Banks
	(Millions of yen)

	As of September 30, 2018				As of March 31, 2018

	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses

	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses

Other Securities	31,649,106	1,677,558	2,055,359	377,801	30,460,639	1,742,560	2,048,445	305,884
Japanese Stocks	3,427,438	1,932,604	1,973,532	40,928	3,487,425	1,929,319	1,966,186	36,866
Japanese Bonds	16,362,390	(26,638)	22,150	48,788	16,248,134	5,544	37,804	32,260
Japanese Government Bonds	13,428,932	(20,599)	1,492	22,091	13,309,191	611	10,246	9,634
Other	11,859,277	(228,406)	59,677	288,084	10,725,080	(192,303)	44,454	236,757
Foreign Bonds	9,130,072	(223,313)	5,666	228,980	8,029,279	(165,125)	10,979	176,105
Mizuho Bank
Other Securities	30,717,282	1,557,461	1,921,033	363,571	29,418,125	1,617,868	1,909,248	291,380
Japanese Stocks	3,208,366	1,808,036	1,846,112	38,076	3,260,188	1,800,836	1,834,258	33,422
Japanese Bonds	16,067,054	(26,811)	21,387	48,199	15,784,809	4,483	36,164	31,680
Japanese Government Bonds	13,223,662	(20,259)	1,338	21,598	12,918,767	68	9,164	9,095
Other	11,441,861	(223,762)	53,533	277,296	10,373,126	(187,451)	38,825	226,276
Foreign Bonds	8,908,494	(213,782)	5,666	219,448	7,870,983	(159,166)	10,781	169,948
Mizuho Trust & Banking
Other Securities	931,823	120,096	134,325	14,229	1,042,514	124,692	139,196	14,504
Japanese Stocks	219,071	124,567	127,419	2,851	227,236	128,483	131,928	3,444
Japanese Bonds	295,336	172	762	589	463,324	1,060	1,639	579
Japanese Government Bonds	205,269	(340)	153	493	390,424	542	1,081	539
Other	417,416	(4,644)	6,143	10,787	351,953	(4,851)	5,629	10,480
Foreign Bonds	221,578	(9,531)	—	9,531	158,295	(5,959)	198	6,157

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value, at the balance sheet date.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥26,133 million and ¥28,273 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2018 and March 31, 2018, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of September 30, 2018 and March 31, 2018 are ¥1,651,425 million and ¥1,714,286 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2018 and March 31, 2018 are as follows:

	(Millions of yen)
	As of September 30, 2018	As of March 31, 2018
Aggregate Figures	1,211,823	1,258,468
Mizuho Bank	1,115,927	1,159,210
Mizuho Trust & Banking	95,895	99,258

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	2,135,128	(2,852)	19,417	22,269	2,515,830	6,016	24,472	18,455
Mizuho Bank	2,135,128	(2,852)	19,417	22,269	2,515,830	6,016	24,472	18,455
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	108,663	196,385	198,656	2,271	108,663	216,069	218,407	2,338
Mizuho Bank	108,663	196,385	198,656	2,271	108,663	216,069	218,407	2,338
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2018		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,845,372	(80,580)	1,925,952
Japanese Stocks	1,972,572	(11,699)	1,984,272
Japanese Bonds	(26,747)	(32,159)	5,411
Japanese Government Bonds	(20,591)	(21,208)	616
Other	(100,452)	(36,721)	(63,731)
Foreign Bonds	(205,861)	(44,592)	(161,269)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2018		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,651,425	(62,861)	1,714,286
Japanese Stocks	1,889,233	(6,986)	1,896,219
Japanese Bonds	(26,638)	(32,182)	5,544
Japanese Government Bonds	(20,599)	(21,211)	611
Other	(211,169)	(23,692)	(187,477)
Foreign Bonds	(206,076)	(45,776)	(160,299)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

⬛ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2018				Change				Maturity as of March 31, 2018
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	9,707.2	5,411.4	1,706.0	1,081.2	2,168.2	(1,502.1)	(1,025.2)	186.1	7,539.0	6,913.5	2,731.3	895.0
Japanese Government Bonds	9,305.9	4,187.3	1,193.9	290.0	2,207.2	(1,540.9)	(1,036.1)	190.0	7,098.6	5,728.2	2,230.0	100.0
Japanese Local Government Bonds	22.4	104.9	61.5	4.8	(9.5)	(12.8)	(19.5)	0.4	31.9	117.7	81.1	4.4
Japanese Corporate Bonds	378.8	1,119.1	450.5	786.4	(29.5)	51.5	30.3	(4.2)	408.3	1,067.6	420.1	790.6
Other	3,183.5	2,381.9	2,276.2	2,447.4	289.4	506.1	282.5	171.8	2,894.1	1,875.8	1,993.6	2,275.6

Mizuho Bank
Japanese Bonds	9,599.6	5,277.0	1,653.4	1,081.2	2,210.9	(1,375.6)	(1,031.0)	186.1	7,388.6	6,652.7	2,684.5	895.0
Japanese Government Bonds	9,200.9	4,107.3	1,173.9	290.0	2,251.8	(1,404.9)	(1,036.1)	190.0	6,949.0	5,512.2	2,210.0	100.0
Japanese Local Government Bonds	22.2	103.6	61.5	4.8	(9.5)	(12.5)	(19.5)	0.4	31.7	116.2	81.1	4.4
Japanese Corporate Bonds	376.5	1,066.0	418.0	786.4	(31.3)	41.8	24.6	(4.2)	407.8	1,024.2	393.3	790.6
Other	3,182.2	2,363.8	2,113.4	2,391.3	289.9	505.2	236.2	152.2	2,892.3	1,858.6	1,877.1	2,239.0

Mizuho Trust & Banking
Japanese Bonds	107.6	134.3	52.5	—	(42.7)	(126.4)	5.7	—	150.3	260.8	46.8	—
Japanese Government Bonds	105.0	80.0	20.0	—	(44.6)	(136.0)	—	—	149.6	216.0	20.0	—
Japanese Local Government Bonds	0.2	1.2	—	—	0.0	(0.2)	—	—	0.1	1.4	—	—
Japanese Corporate Bonds	2.3	53.1	32.5	—	1.7	9.7	5.7	—	0.5	43.3	26.8	—
Other	1.3	18.0	162.7	56.0	(0.5)	0.8	46.2	19.5	1.8	17.1	116.4	36.5

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

⬛ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2018				Change				As of March 31, 2018
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,293.0	10,945.1	9,529.2	24,767.4	(189.7)	(234.6)	(59.4)	(483.8)	4,482.8	11,179.7	9,588.6	25,251.2
Receive Float / Pay Fixed	174.2	1,911.2	5,357.8	7,443.3	(30.4)	466.3	(273.5)	162.3	204.7	1,444.8	5,631.4	7,281.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,467.3	12,856.3	14,887.0	32,210.8	(220.1)	231.7	(333.0)	(321.5)	4,687.5	12,624.6	15,220.1	32,532.3

Mizuho Bank
Receive Fixed / Pay Float	4,293.0	10,945.1	9,529.2	24,767.4	(189.7)	(234.6)	(59.4)	(483.8)	4,482.8	11,179.7	9,588.6	25,251.2
Receive Float / Pay Fixed	162.7	1,791.2	5,257.8	7,211.7	(5.5)	516.3	(283.5)	227.2	168.2	1,274.8	5,541.4	6,984.5
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,455.8	12,736.3	14,787.0	31,979.2	(195.2)	281.7	(343.0)	(256.6)	4,651.0	12,454.6	15,130.1	32,235.8

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	11.5	120.0	100.0	231.5	(24.8)	(50.0)	10.0	(64.8)	36.4	170.0	90.0	296.4
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	11.5	120.0	100.0	231.5	(24.8)	(50.0)	10.0	(64.8)	36.4	170.0	90.0	296.4

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2018			Change			As of March 31, 2018
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	744.9	931.6	(186.7)	16.4	96.4	(80.0)	728.5	835.1	(106.6)
Mizuho Bank	655.5	845.1	(189.6)	22.7	103.3	(80.6)	632.8	741.8	(109.0)
Mizuho Trust & Banking	89.3	86.4	2.8	(6.3)	(6.8)	0.5	95.6	93.3	2.3

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2018
			Change	First Half of Fiscal 2017
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,236,447	(1,793)	1,238,241
Discount Rate (%)		0.02~0.98		0.02~1.09
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,166,064	188,036	1,978,028
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(422,570)	(213,982)	(208,588)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	507,046	(24,152)	531,198
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,089,411	(2,925)	1,092,337
Discount Rate (%)		0.02~0.98		0.02~1.09
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,943,201	168,167	1,775,033
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(396,336)	(195,607)	(200,728)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	457,453	(24,514)	481,968
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	147,036	1,132	145,904
Discount Rate (%)		0.02~0.98		0.02~1.09
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	222,863	19,868	202,994
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(26,234)	(18,374)	(7,859)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	49,592	361	49,230

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2018		First Half of
			Change	Fiscal 2017
Service Cost		(14,167)	(429)	(13,737)
Interest Cost		(2,102)	220	(2,323)
Expected Return on Plan Assets		16,450	1,285	15,165
Accumulation (Amortization) of Unrecognized Actuarial Differences		15,606	26,322	(10,715)
Gains on Cancellation of Employee Retirement Benefit Trust		7,448	7,448	—
Other		(1,119)	(64)	(1,055)

Total		22,115	34,782	(12,666)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains. Mizuho Bank
		(Millions of yen)
		First Half of Fiscal 2018		First Half of
			Change	Fiscal 2017
Service Cost		(12,054)	(367)	(11,687)
Interest Cost		(1,850)	196	(2,047)
Expected Return on Plan Assets		14,709	930	13,779
Accumulation (Amortization) of Unrecognized Actuarial Differences		15,295	23,925	(8,629)
Gains on Cancellation of Employee Retirement Benefit Trust		7,448	7,448	—
Other		(1,019)	(77)	(941)

Total		22,529	32,055	(9,526)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains. Mizuho Trust & Banking
		(Millions of yen)
		First Half of Fiscal 2018		First Half of
			Change	Fiscal 2017
Service Cost		(2,112)	(62)	(2,050)
Interest Cost		(251)	24	(276)
Expected Return on Plan Assets		1,741	355	1,386
Accumulation (Amortization) of Unrecognized Actuarial Differences		310	2,397	(2,086)
Other		(100)	12	(113)

Total		(413)	2,726	(3,139)

Consolidated Retirement Benefit Obligations
		(Millions of yen)
		First Half of Fiscal 2018		First Half of
			Change	Fiscal 2017
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,441,383	8,012	1,433,371
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,378,667	202,769	2,175,897
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(418,093)	(216,485)	(201,608)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	996,173	198,411	797,762
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	58,890	3,653	55,236

Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		First Half of Fiscal 2018		First Half of
			Change	Fiscal 2017
Service Cost		(20,881)	(769)	(20,112)
Interest Cost		(2,482)	245	(2,728)
Expected Return on Plan Assets		18,425	1,699	16,726
Accumulation (Amortization) of Unrecognized Actuarial Differences		15,043	26,579	(11,535)
Gains on Cancellation of Employee Retirement Benefit Trust		7,448	7,448	—
Other		(3,606)	125	(3,731)

Total		13,946	35,327	(21,381)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2018 (Preliminary)		As of March 31, 2018
International Standard		Change
(1) Total Capital Ratio	18.61	0.37	18.24
(2) Tier 1 Capital Ratio	15.66	0.22	15.44
(3) Common Equity Tier 1 Capital Ratio	12.62	0.13	12.49
(4) Total Capital	11,214.0	353.6	10,860.4
(5) Tier 1 Capital	9,434.8	242.6	9,192.2
(6) Common Equity Tier 1 Capital	7,607.2	170.2	7,437.0
(7) Risk weighted Assets	60,240.0	711.0	59,528.9
(8) Total Required Capital (7)X8%	4,819.2	56.8	4,762.3

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2018 (Preliminary)		As of March 31, 2018	As of September 30, 2018 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	18.82	0.30	18.52	18.97
(2) Tier 1 Capital Ratio	15.73	0.12	15.61	15.77
(3) Common Equity Tier 1 Capital Ratio	12.41	0.07	12.34	12.31
(4) Total Capital	10,331.2	449.8	9,881.4	10,006.5
(5) Tier 1 Capital	8,638.1	308.1	8,329.9	8,321.6
(6) Common Equity Tier 1 Capital	6,817.0	232.7	6,584.2	6,494.8
(7) Risk weighted Assets	54,892.3	1,556.2	53,336.1	52,746.8
(8) Total Required Capital (7)X8%	4,391.3	124.4	4,266.8	4,219.7
Mizuho Trust & Banking
	Consolidated			Non-Consolidated
	As of September 30, 2018 (Preliminary)		As of March 31, 2018	As of September 30, 2018 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	21.46	1.18	20.28	21.45
(2) Tier 1 Capital Ratio	21.27	1.22	20.05	21.26
(3) Common Equity Tier 1 Capital Ratio	21.25	1.26	19.99	21.26
(4) Total Capital	527.2	21.9	505.2	524.2
(5) Tier 1 Capital	522.6	23.2	499.4	519.7
(6) Common Equity Tier 1 Capital	522.0	24.1	497.9	519.7
(7) Risk weighted Assets	2,456.2	(34.2)	2,490.5	2,443.7
(8) Total Required Capital (7)X8%	196.4	(2.7)	199.2	195.5

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2018				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	21,458	0.02	186	(0.00)	21,271	0.02
Non-Accrual Delinquent Loans	297,276	0.36	(35,425)	(0.04)	332,702	0.41
Loans Past Due for 3 Months or More	905	0.00	288	0.00	617	0.00
Restructured Loans	207,697	0.25	(33,080)	(0.04)	240,777	0.30

Total	527,338	0.65	(68,030)	(0.09)	595,369	0.74

Total Loans	80,516,017	100.00	1,094,543		79,421,473	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	91,790		(248)		92,039

Trust Account
	As of September 30, 2018				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,816	26.53	(6)	1.36	2,823	25.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,816	26.53	(6)	1.36	2,823	25.16

Total Loans	10,617	100.00	(599)		11,217	100.00

Consolidated + Trust Account
	As of September 30, 2018				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	21,458	0.02	186	(0.00)	21,271	0.02
Non-Accrual Delinquent Loans	300,093	0.37	(35,432)	(0.04)	335,525	0.42
Loans Past Due for 3 Months or More	905	0.00	288	0.00	617	0.00
Restructured Loans	207,697	0.25	(33,080)	(0.04)	240,777	0.30

Total	530,155	0.65	(68,037)	(0.09)	598,192	0.75

Total Loans	80,526,634	100.00	1,093,943		79,432,691	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2018				As of March 31, 2018
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	18,167	0.02	(2,639)	(0.00)	20,806	0.02
Non-Accrual Delinquent Loans	277,206	0.35	(28,551)	(0.05)	305,757	0.41
Loans Past Due for 3 Months or More	905	0.00	287	0.00	617	0.00
Restructured Loans	168,442	0.21	(28,787)	(0.04)	197,229	0.26

Total	464,721	0.59	(59,689)	(0.10)	524,410	0.70

Total Loans	78,100,036	100.00	3,657,337		74,442,698	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	85,343		2,553		82,790
Mizuho Bank
Loans to Bankrupt Obligors	18,149	0.02	(2,637)	(0.00)	20,786	0.02
Non-Accrual Delinquent Loans	271,370	0.36	(28,261)	(0.05)	299,632	0.42
Loans Past Due for 3 Months or More	905	0.00	287	0.00	617	0.00
Restructured Loans	167,100	0.22	(29,105)	(0.05)	196,205	0.27

Total	457,524	0.61	(59,716)	(0.11)	517,241	0.72

Total Loans	74,743,694	100.00	3,745,963		70,997,730	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	84,749		2,555		82,194
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	17	0.00	(2)	(0.00)	20	0.00
Non-Accrual Delinquent Loans	3,018	0.09	(282)	(0.00)	3,301	0.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,342	0.04	317	0.01	1,024	0.02

Total	4,379	0.13	33	0.00	4,346	0.12

Total Loans	3,345,724	100.00	(88,026)		3,433,750	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	594		(1)		595
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,816	26.53	(6)	1.36	2,823	25.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,816	26.53	(6)	1.36	2,823	25.16

Total Loans	10,617	100.00	(599)		11,217	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2018		As of March 31, 2018
		Change
Reserves for Possible Losses on Loans	252,177	(63,443)	315,621
General Reserve for Possible Losses on Loans	141,841	(58,774)	200,616
Specific Reserve for Possible Losses on Loans	110,330	(4,673)	115,004
Reserve for Possible Losses on Loans to Restructuring Countries	5	4	1
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	96,924	(187)	97,112

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2018		As of March 31, 2018
		Change
Reserves for Possible Losses on Loans	199,793	(61,909)	261,703
General Reserve for Possible Losses on Loans	108,981	(58,386)	167,367
Specific Reserve for Possible Losses on Loans	90,806	(3,527)	94,334
Reserve for Possible Losses on Loans to Restructuring Countries	5	4	1
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	90,061	2,655	87,405
Mizuho Bank
Reserves for Possible Losses on Loans	197,932	(61,920)	259,853
General Reserve for Possible Losses on Loans	107,250	(58,429)	165,679
Specific Reserve for Possible Losses on Loans	90,677	(3,494)	94,172
Reserve for Possible Losses on Loans to Restructuring Countries	5	4	1
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	89,467	2,657	86,810
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	1,860	10	1,850
General Reserve for Possible Losses on Loans	1,731	43	1,688
Specific Reserve for Possible Losses on Loans	129	(32)	161
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	594	(1)	595

*	Reserve for Possible Losses on Entrusted Loans (¥32 million and ¥34 million for September 30, 2018 and March 31, 2018, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2018		As of March 31, 2018
		Change
Mizuho Financial Group	47.82	(5.19)	53.01
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2018		As of March 31, 2018
		Change
Total	43.25	(6.92)	50.17
Mizuho Bank	43.26	(6.97)	50.23
Mizuho Trust & Banking (Banking Account)	42.48	(0.08)	42.56
* Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2018		As of March 31, 2018
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77,527	(9,852)	87,380
Claims with Collection Risk	270,618	(21,105)	291,723
Claims for Special Attention	208,603	(32,791)	241,395
Total	556,749	(63,749)	620,499
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	96,742	(152)	96,894
Trust Account
	As of September 30, 2018		As of March 31, 2018
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,816	(6)	2,823
Claims for Special Attention	—	—	—
Total	2,816	(6)	2,823
Consolidated + Trust Account
	As of September 30, 2018		As of March 31, 2018
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	77,527	(9,852)	87,380
Claims with Collection Risk	273,435	(21,111)	294,547
Claims for Special Attention	208,603	(32,791)	241,395
Total	559,566	(63,756)	623,322

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2018				As of March 31, 2018
(Banking Account + Trust Account)		%	Change	%		%

Claims against Bankrupt and Substantially Bankrupt Obligors	81,209	0.09	4,563	0.00	76,645	0.09
Claims with Collection Risk	267,693	0.30	(16,605)	(0.03)	284,299	0.33
Claims for Special Attention	169,347	0.19	(28,499)	(0.04)	197,847	0.23
Sub-total	518,251	0.58	(40,541)	(0.07)	558,792	0.66
Normal Claims	87,911,072	99.41	4,266,826	0.07	83,644,246	99.33
Total	88,429,324	100.00	4,226,285		84,203,038	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	90,061		2,655		87,405
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	80,709	0.09	4,932	0.00	75,776	0.09
Claims with Collection Risk	262,340	0.30	(16,681)	(0.03)	279,021	0.34
Claims for Special Attention	168,005	0.19	(28,817)	(0.04)	196,822	0.24
Sub-total	511,054	0.60	(40,566)	(0.08)	551,621	0.68
Normal Claims	84,523,690	99.39	4,340,179	0.08	80,183,510	99.31
Total	85,034,745	100.00	4,299,613		80,735,131	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	89,467		2,657		86,810
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	500	0.01	(368)	(0.01)	869	0.02
Claims with Collection Risk	2,536	0.07	81	0.00	2,454	0.07
Claims for Special Attention	1,342	0.03	317	0.01	1,024	0.02
Sub-total	4,379	0.12	31	0.00	4,348	0.12
Normal Claims	3,379,581	99.87	(72,759)	(0.00)	3,452,341	99.87
Total	3,383,961	100.00	(72,728)		3,456,689	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	594		(1)		595
(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,816	26.53	(6)	1.36	2,823	25.16
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,816	26.53	(6)	1.36	2,823	25.16
Normal Claims	7,800	73.46	(593)	(1.36)	8,394	74.83
Total	10,617	100.00	(599)		11,217	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)

	As of September 30, 2018

		Change	As of March 31, 2018

Claims against Bankrupt and Substantially Bankrupt Obligors	81.2	4.5	76.6
Collateral, Guarantees, and equivalent	75.9	0.7	75.1
Reserve for Possible Losses	5.2	3.8	1.4
Claims with Collection Risk	264.8	(16.5)	281.4
Collateral, Guarantees, and equivalent	135.0	(5.0)	140.1
Reserve for Possible Losses	85.5	(7.3)	92.8
Claims for Special Attention	169.3	(28.4)	197.8
Collateral, Guarantees, and equivalent	56.9	5.5	51.4
Reserve for Possible Losses	22.4	(16.9)	39.3

Total	515.4	(40.5)	555.9

Collateral, Guarantees, and equivalent	267.9	1.1	266.7
Reserve for Possible Losses	113.2	(20.4)	133.6

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	80.7	4.9	75.7
Collateral, Guarantees, and equivalent	75.4	1.0	74.3
Reserve for Possible Losses	5.2	3.8	1.3
Claims with Collection Risk	262.3	(16.6)	279.0
Collateral, Guarantees, and equivalent	132.7	(5.1)	137.8
Reserve for Possible Losses	85.3	(7.3)	92.7
Claims for Special Attention	168.0	(28.8)	196.8
Collateral, Guarantees, and equivalent	56.7	5.4	51.2
Reserve for Possible Losses	22.2	(16.9)	39.1

Total	511.0	(40.5)	551.6

Collateral, Guarantees, and equivalent	264.9	1.3	263.5
Reserve for Possible Losses	112.9	(20.4)	133.3

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.5	(0.3)	0.8
Collateral, Guarantees, and equivalent	0.5	(0.3)	0.8
Reserve for Possible Losses	—	(0.0)	0.0
Claims with Collection Risk	2.5	0.0	2.4
Collateral, Guarantees, and equivalent	2.2	0.0	2.2
Reserve for Possible Losses	0.1	0.0	0.1
Claims for Special Attention	1.3	0.3	1.0
Collateral, Guarantees, and equivalent	0.2	0.0	0.1
Reserve for Possible Losses	0.2	0.0	0.1

Total	4.3	0.0	4.3

Collateral, Guarantees, and equivalent	3.0	(0.2)	3.2
Reserve for Possible Losses	0.3	0.0	0.3

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	2.8	(0.0)	2.8

Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2018
		Change	As of March 31, 2018
Coverage Amount	381.1	(19.2)	400.4
Reserves for Possible Losses on Loans	113.2	(20.4)	133.6
Collateral, Guarantees, and equivalent	267.9	1.1	266.7

	(%)
Coverage Ratio	74.0	1.9	72.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.2	0.4	82.7
Claims for Special Attention	46.8	0.9	45.9
Claims against Special Attention Obligors	49.6	(4.4)	54.1

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.8	0.1	65.7
Claims for Special Attention	19.9	(6.9)	26.8
Claims against Special Attention Obligors	19.4	(10.1)	29.5

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	12.13	(7.10)	19.23
Claims against Watch Obligors excluding Special Attention Obligors	2.19	(1.73)	3.92
Claims against Normal Obligors	0.05	(0.00)	0.05

Mizuho Bank
	(Billions of yen)
Coverage Amount	377.8	(19.0)	396.9
Reserves for Possible Losses on Loans	112.9	(20.4)	133.3
Collateral, Guarantees, and equivalent	264.9	1.3	263.5

	(%)
Coverage Ratio	73.9	1.9	71.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.1	0.4	82.6
Claims for Special Attention	46.9	1.0	45.9
Claims against Special Attention Obligors	49.7	(4.4)	54.1

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.8	0.1	65.7
Claims for Special Attention	19.9	(6.9)	26.9
Claims against Special Attention Obligors	19.4	(10.1)	29.6

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	12.13	(7.12)	19.26
Claims against Watch Obligors excluding Special Attention Obligors	2.20	(1.74)	3.94
Claims against Normal Obligors	0.05	(0.00)	0.05

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	3.3	(0.1)	3.5
Reserves for Possible Losses on Loans	0.3	0.0	0.3
Collateral, Guarantees, and equivalent	3.0	(0.2)	3.2

	(%)
Coverage Ratio	76.6	(4.8)	81.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	94.6	(0.4)	95.0
Claims for Special Attention	34.0	0.5	33.5
Claims against Special Attention Obligors	48.8	5.5	43.2

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	100.0
Claims with Collection Risk	48.6	2.2	46.3
Claims for Special Attention	20.0	(0.0)	20.1
Claims against Special Attention Obligors	20.0	(0.0)	20.1

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	12.82	(1.46)	14.28
Claims against Watch Obligors excluding Special Attention Obligors	1.06	0.09	0.96
Claims against Normal Obligors	0.03	(0.00)	0.03

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018	As of September 30, 2018
				MHBK	MHTB*	Aggregate Figures for the 2 Banks
							Change from March 31, 2018
Claims against Bankrupt and Substantially Bankrupt Obligors	68.0	48.4	20.8	17.7	0.2	18.0	(2.8)
Claims with Collection Risk	353.6	242.3	163.6	137.0	4.4	141.5	(22.1)
Amount Categorized as above up to Fiscal 2015	421.7	290.8	184.4	154.8	4.7	159.5	(24.9)
of which the amount which was in the process of being removed from the balance sheet	57.1	39.4	20.5	17.8	0.2	18.1	(2.4)
Claims against Bankrupt and Substantially Bankrupt Obligors		34.2	43.2	24.7	0.0	24.7	(18.5)
Claims with Collection Risk		147.6	54.5	40.7	0.4	41.1	(13.4)
Amount Newly Categorized as above during Fiscal 2016		181.9	97.8	65.4	0.4	65.8	(31.9)
of which the amount which was in the process of being removed from the balance sheet		33.3	14.4	11.2	0.0	11.2	(3.1)
Claims against Bankrupt and Substantially Bankrupt Obligors			12.4	8.0	0.1	8.2	(4.2)
Claims with Collection Risk			66.1	43.2	0.2	43.4	(22.6)
Amount Newly Categorized as above during Fiscal 2017			78.5	51.3	0.3	51.7	(26.8)
of which the amount which was in the process of being removed from the balance sheet			12.2	7.8	0.1	8.0	(4.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				30.1	0.0	30.2	30.2
Claims with Collection Risk				41.2	0.3	41.5	41.5
Amount Newly Categorized as above during the First Half of Fiscal 2018				71.4	0.3	71.7	71.7
of which the amount which was in the process of being removed from the balance sheet				30.1	0.0	30.2	30.2
Claims against Bankrupt and Substantially Bankrupt Obligors	68.0	82.7	76.6	80.7	0.5	81.2	4.5
Claims with Collection Risk	353.6	390.0	284.2	262.3	5.3	267.6	(16.6)
Total	421.7	472.8	360.9	343.0	5.8	348.9	(12.0)
of which the amount which was in the process of being removed from the balance sheet	57.1	72.7	47.2	67.0	0.5	67.6	20.3

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2018

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(1.7)	(1.7)	—
Restructuring	(2.9)	(2.9)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(34.0)	(34.0)	—
Direct Write-off	13.9	13.9	—
Other	(59.0)	(58.3)	(0.6)
Debt recovery	(30.7)	(30.3)	(0.3)
Improvement in Business Performance	(28.2)	(28.0)	(0.2)

Total	(83.8)	(83.1)	(0.6)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2018				As of March 31, 2018
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,226.4	444.1	497.4	(4.1)	55,729.0	448.2
Manufacturing	8,332.1	98.9	299.4	(4.3)	8,032.7	103.3
Agriculture & Forestry	40.8	0.1	2.6	(0.0)	38.1	0.2
Fishery	2.1	0.0	(0.3)	0.0	2.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	192.6	0.0	(28.9)	(1.6)	221.5	1.6
Construction	613.6	5.1	(19.8)	(0.3)	633.5	5.5
Utilities	2,603.6	1.7	157.0	(0.1)	2,446.5	1.9
Communication	1,367.5	15.3	(121.8)	1.4	1,489.3	13.9
Transportation & Postal Industry	2,326.6	10.2	258.1	0.0	2,068.4	10.2
Wholesale & Retail	4,796.2	114.6	83.4	(6.1)	4,712.8	120.8
Finance & Insurance	8,089.3	7.7	2.7	2.0	8,086.6	5.7
Real Estate	7,725.6	15.2	209.9	(8.3)	7,515.6	23.5
Commodity Lease	2,303.2	1.9	154.6	0.8	2,148.5	1.0
Service Industries	2,835.1	61.0	96.9	9.2	2,738.1	51.8
Local Governments	790.4	2.8	(147.9)	(0.0)	938.3	2.8
Governments	1,808.4	—	(266.7)	—	2,075.1	—
Other	12,398.6	108.9	(182.0)	3.4	12,580.7	105.4
Overseas Total (including Loans Booked Offshore)	22,570.6	20.5	3,097.8	(55.5)	19,472.7	76.1
Governments	590.5	—	332.1	—	258.3	—
Financial Institutions	7,215.7	—	896.4	—	6,319.3	—
Other	14,764.3	20.5	1,869.2	(55.5)	12,895.1	76.1

Total	78,797.1	464.7	3,595.3	(59.6)	75,201.7	524.4

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2018: ¥916.7 billion (from MHBK)
As of March 31, 2018: ¥1,083.1 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

*	As for Overseas Total (including Loans Booked Offshore), parts of Loans which have been included in Governments are included in Financial Institutions and Other.

2-26

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2018				As of March 31, 2018
			Change
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	52,174.9	436.9	647.9	(4.1)	51,526.9	441.1
Manufacturing	7,860.3	98.4	294.7	(4.3)	7,565.5	102.8
Agriculture & Forestry	40.8	0.1	2.6	(0.0)	38.1	0.2
Fishery	2.1	0.0	(0.3)	0.0	2.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	190.1	0.0	(29.0)	(1.6)	219.2	1.6
Construction	577.4	4.9	(21.2)	(0.3)	598.7	5.3
Utilities	2,333.6	1.7	156.1	(0.1)	2,177.4	1.9
Communication	1,248.8	15.3	(110.4)	1.4	1,359.2	13.9
Transportation & Postal Industry	2,112.1	10.2	259.5	0.0	1,852.5	10.2
Wholesale & Retail	4,623.2	114.2	80.1	(6.4)	4,543.0	120.6
Finance & Insurance	7,659.1	7.7	4.1	2.0	7,654.9	5.7
Real Estate	6,604.1	14.6	243.0	(8.0)	6,361.1	22.7
Commodity Lease	2,040.1	1.9	148.6	0.8	1,891.4	1.0
Service Industries	2,780.1	60.9	98.3	9.2	2,681.8	51.7
Local Governments	781.0	—	(147.0)	—	928.1	—
Governments	1,657.4	—	(207.6)	—	1,865.0	—
Other	11,664.0	106.3	(123.7)	3.4	11,787.8	102.8
Overseas Total (including Loans Booked Offshore)	22,568.7	20.5	3,097.9	(55.5)	19,470.7	76.1
Governments	590.5	—	332.1	—	258.3	—
Financial Institutions	7,215.7	—	896.4	—	6,319.3	—
Other	14,762.4	20.5	1,869.3	(55.5)	12,893.1	76.1

Total	74,743.6	457.5	3,745.9	(59.7)	70,997.7	517.2

*   As for Overseas Total (including Loans Booked Offshore), parts of Loans which have been included in Governments are included in Financial Institutions and Other.

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	4,051.5	7.1	(150.5)	0.0	4,202.0	7.1
Manufacturing	471.7	0.5	4.6	(0.0)	467.1	0.5
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.4	—	0.1	—	2.2	—
Construction	36.2	0.1	1.3	(0.0)	34.8	0.1
Utilities	269.9	—	0.8	—	269.1	—
Communication	118.7	—	(11.3)	—	130.0	—
Transportation & Postal Industry	214.5	—	(1.3)	—	215.9	—
Wholesale & Retail	173.0	0.4	3.2	0.3	169.7	0.1
Finance & Insurance	430.2	—	(1.4)	—	431.7	—
Real Estate	1,121.4	0.6	(33.0)	(0.2)	1,154.5	0.8
Commodity Lease	263.1	—	6.0	—	257.0	—
Service Industries	54.9	0.0	(1.3)	—	56.3	0.0
Local Governments	9.3	2.8	(0.9)	(0.0)	10.2	2.8
Governments	151.0	—	(59.0)	—	210.1	—
Other	734.6	2.5	(58.2)	0.0	792.9	2.5
Overseas Total (including Loans Booked Offshore)	1.8	—	(0.0)	—	1.9	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	1.8	—	(0.0)	—	1.9	—

Total	4,053.4	7.1	(150.6)	0.0	4,204.0	7.1

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2018				As of March 31, 2018
			Change
	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	476.0	72.3	11.9	0.9	464.0	71.4
Manufacturing	108.9	65.4	(4.9)	0.3	113.9	65.0
Agriculture & Forestry	0.1	52.2	(0.0)	(7.6)	0.2	59.9
Fishery	0.0	100.0	0.0	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.5	100.0	(1.6)	37.0	2.1	62.9
Construction	5.2	71.9	(0.2)	(1.9)	5.5	73.8
Utilities	1.7	63.5	(0.1)	0.0	1.9	63.5
Communication	15.4	49.0	1.4	3.8	13.9	45.1
Transportation & Postal Industry	10.2	68.3	(0.0)	3.3	10.2	65.0
Wholesale & Retail	118.4	61.4	(6.0)	(0.1)	124.5	61.6
Finance & Insurance	7.8	69.5	2.0	(1.8)	5.7	71.3
Real Estate	15.3	83.9	(8.3)	(3.1)	23.6	87.1
Commodity Lease	1.9	61.3	0.8	(13.6)	1.0	74.9
Service Industries	61.6	66.4	9.4	1.2	52.1	65.1
Local Governments	2.8	100.0	(0.0)	—	2.8	100.0
Other	125.5	93.1	19.6	0.2	105.8	92.9
Overseas Total (including Loans Booked Offshore)	42.2	93.4	(52.5)	17.7	94.7	75.7
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	42.2	93.4	(52.5)	17.7	94.7	75.7
Total	518.2	74.0	(40.5)	1.9	558.7	72.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2018		As of March 31, 2018
		Change
Housing and Consumer Loans	9,887.4	(278.6)	10,166.1
Housing Loans for owner’s residential housing	8,941.6	(195.1)	9,136.8

Mizuho Bank

Housing and Consumer Loans	9,796.1	(271.3)	10,067.5
Housing Loans	9,124.9	(213.4)	9,338.3
for owner’s residential housing	8,857.6	(188.9)	9,046.5
Consumer loans	671.2	(57.9)	729.2

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	91.3	(7.2)	98.5
Housing Loans for owner’s residential housing	83.9	(6.2)	90.2

*	Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2018		As of March 31, 2018
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.8	(0.8)	58.7
Loans to SMEs and Individual Customers	32,536.3	(204.1)	32,740.4

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.5	(0.7)	59.3
Loans to SMEs and Individual Customers	30,554.4	(23.5)	30,578.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.9	(2.5)	51.4
Loans to SMEs and Individual Customers	1,981.8	(180.5)	2,162.4

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-29

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2018				As of March 31, 2018
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	8,604.4	12.5	1,674.4	(1.3)	6,930.0	13.9
Hong Kong	1,956.9	2.1	150.0	0.1	1,806.9	2.0
South Korea	747.3	0.4	146.7	0.4	600.5	—
Singapore	1,229.8	6.3	58.6	(1.4)	1,171.1	7.7
Thailand	994.3	0.3	151.6	0.0	842.7	0.3
Central and South America	3,837.0	37.8	(25.0)	(18.2)	3,862.0	56.0
North America	6,380.2	8.5	753.6	(3.0)	5,626.5	11.6
Eastern Europe	185.2	—	5.4	—	179.7	—
Western Europe	3,537.8	2.6	445.9	(37.6)	3,091.9	40.2
Other	2,828.1	5.6	265.8	0.0	2,562.3	5.6
Total	25,373.0	67.3	3,120.3	(60.2)	22,252.7	127.6

2-30

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2018 to September 30, 2023)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,411.5
Income before Income Taxes	2	2,888.7
Tax Adjustments *[1]	3	(138.8)
Taxable Income before Current Deductible Temporary Differences *[2]	4	2,749.8

Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	842.0

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2018.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2014	546.7
Fiscal 2015	496.0
Fiscal 2016	442.3
Fiscal 2017	379.9
First Half of Fiscal 2018 (estimate)	264.0

*1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2. Figure for the first half of fiscal 2018 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2018		As of March 31, 2018
			Change
Reserves for Possible Losses on Loans	7	74.2	(18.0)	92.3
Impairment of Securities	8	126.5	(0.1)	126.6
Net Unrealized Losses on Other Securities	9	8.5	1.7	6.7
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	56.8	20.5	36.3
Tax Losses Carried Forward	12	—	—	—
Other	13	300.2	11.3	288.9

Total Deferred Tax Assets	14	566.4	15.5	550.9

Valuation Allowance	15	(130.6)	(1.9)	(128.7)

Sub-Total [ 14 + 15 ]	16	435.8	13.5	422.2

Amount related to Retirement Benefits Accounting *[1]	17	(141.1)	(1.0)	(140.0)
Net Unrealized Gains on Other Securities	18	(412.6)	15.1	(427.7)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(34.4)	1.8	(36.3)

Total Deferred Tax Liabilities	21	(588.2)	15.9	(604.1)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(152.3)	29.5	(181.9)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(414.2)	14.8	(429.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	56.8	20.5	36.3
Tax effects related to others	25	204.9	(5.9)	210.8

*1	Amount related to Retirement Benefits Accounting includes ¥(58.1) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2018 to September 30, 2023)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	239.2
Income before Income Taxes	2	219.9
Tax Adjustments *[1]	3	(25.9)
Taxable Income before Current Deductible Temporary Differences *[2]	4	194.0

Effective Statutory Tax Rate	5	30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	59.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2018.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2014	14.6
Fiscal 2015	45.1
Fiscal 2016	52.1
Fiscal 2017	40.5
First Half of Fiscal 2018 (estimate)	15.0

*1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2. Figure for the first half of fiscal 2018 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2018		As of March 31, 2018
			Change
Reserves for Possible Losses on Loans	7	0.7	0.0	0.7
Impairment of Securities	8	7.8	(0.5)	8.4
Net Unrealized Losses on Other Securities	9	0.1	(0.4)	0.5
Reserve for Employee Retirement Benefits	10	10.5	(0.6)	11.2
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	5.7	(0.7)	6.4

Total Deferred Tax Assets	14	25.0	(2.4)	27.4

Valuation Allowance	15	(8.3)	0.9	(9.2)

Sub-Total [ 14 + 15 ]	16	16.6	(1.4)	18.1

Amount related to Retirement Benefits Accounting *[1]	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(25.1)	0.7	(25.9)
Net Deferred Hedge Gains	19	(0.8)	(0.1)	(0.7)
Other	20	(0.8)	(0.2)	(0.6)

Total Deferred Tax Liabilities	21	(31.4)	0.4	(31.8)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(14.7)	(1.0)	(13.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(25.3)	1.3	(26.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(0.8)	(0.1)	(0.7)
Tax effects related to others	25	11.5	(2.2)	13.8

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2018		As of March 31, 2018
Aggregate Figures for the 2 Banks		Change

Deposits	98,821.6	2,033.2	96,788.3

Individual Deposits	43,373.6	511.6	42,861.9
Corporate Deposits	48,863.2	1,753.3	47,109.9
Financial/Government Institutions	6,584.7	(231.7)	6,816.5
Mizuho Bank
Deposits	95,380.1	1,989.4	93,390.7

Individual Deposits	42,427.9	631.1	41,796.8
Corporate Deposits	47,717.9	1,786.2	45,931.7
Financial/Government Institutions	5,234.3	(427.8)	5,662.2
Mizuho Trust & Banking
Deposits	3,441.4	43.8	3,397.6

Individual Deposits	945.6	(119.4)	1,065.1
Corporate Deposits	1,145.3	(32.8)	1,178.1
Financial/Government Institutions	1,350.4	196.1	1,154.3

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-33

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2018		As of March 31, 2018
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	64	2	62
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	129	1	128
* The above numbers have been adjusted for those who are doubling other positions. (2) Number of Employees Consolidated
	As of September 30, 2018		As of March 31, 2018
		Change
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	61,064	1,013	60,051
Average number of temporary employees	17,854	(2,222)	20,076

*   The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

*   The number of dispatched employees has been excluded from Average number of temporary employees as of September 30, 2018. Average number of temporary employees after excluding the number of dispatched employees as of March 31, 2018 was 18,370 and decreased by 516 as of September 30, 2018.

3. Number of Offices

(Domestic) The 2 Banks and Mizuho Securities

	As of September 30, 2018		As of March 31, 2018
		Change
Mizuho Bank	465	—	465
Mizuho Trust & Banking	60	—	60
Mizuho Securities	263	(12)	275

*   The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities

	As of September 30, 2018		As of March 31, 2018
		Change
Mizuho Bank	48	—	48
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-34

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2018

Consolidated

	(Billions of yen)
	Fiscal 2018
Ordinary Profits	805.0
Profit Attributable to Owners of Parent	570.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2018
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	515.0	465.0	50.0
Ordinary Profits	625.0	570.0	55.0
Net Income	455.0	415.0	40.0

Credit-related Costs	(20.0)	(20.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-35

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥39,085,189	¥38,625,732	¥459,457
Call Loans	252,147	366,290	(114,143)
Receivables under Resale Agreements	984,011	639,352	344,659
Other Debt Purchased	432,424	443,136	(10,711)
Trading Assets	3,995,342	3,467,593	527,749
Money Held in Trust	503	3,076	(2,572)
Securities	34,063,481	33,189,959	873,522
Loans and Bills Discounted	74,743,694	70,997,730	3,745,963
Foreign Exchange Assets	2,252,683	1,994,728	257,955
Derivatives other than for Trading	3,358,122	3,166,839	191,283
Other Assets	2,636,036	3,240,121	(604,084)
Tangible Fixed Assets	789,855	805,831	(15,975)
Intangible Fixed Assets	787,724	799,723	(11,999)
Prepaid Pension Cost	460,846	457,453	3,392
Customers’ Liabilities for Acceptances and Guarantees	6,404,988	6,186,894	218,094
Reserves for Possible Losses on Loans	(197,932)	(259,853)	61,920
Reserve for Possible Losses on Investments	—	(319)	319

Total Assets	¥170,049,119	¥164,124,289	¥5,924,829

Liabilities
Deposits	¥113,780,522	¥110,415,961	¥3,364,560
Negotiable Certificates of Deposit	12,333,714	10,652,957	1,680,757
Call Money	1,106,986	1,165,198	(58,212)
Payables under Repurchase Agreements	7,380,812	7,200,312	180,500
Guarantee Deposits Received under Securities Lending Transactions	705,230	610,357	94,872
Commercial Paper	683,390	710,391	(27,000)
Trading Liabilities	2,549,414	2,797,942	(248,528)
Borrowed Money	9,695,902	8,958,612	737,289
Foreign Exchange Liabilities	659,377	689,958	(30,581)
Bonds and Notes	2,304,029	2,421,033	(117,004)
Derivatives other than for Trading	3,330,069	2,882,287	447,781
Other Liabilities	1,466,491	1,648,314	(181,823)
Reserve for Bonus Payments	15,904	22,741	(6,836)
Reserve for Variable Compensation	573	1,293	(720)
Reserve for Possible Losses on Sales of Loans	1,153	1,075	78
Reserve for Contingencies	3	56	(52)
Reserve for Reimbursement of Deposits	17,906	18,097	(190)
Reserve for Reimbursement of Debentures	28,197	30,760	(2,563)
Deferred Tax Liabilities	152,372	181,914	(29,542)
Deferred Tax Liabilities for Revaluation Reserve for Land	65,732	66,186	(454)
Acceptances and Guarantees	6,404,988	6,186,894	218,094

Total Liabilities	162,682,772	156,662,350	6,020,422

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,549,951	2,544,238	5,712
Appropriated Reserve	315,177	266,664	48,512
Other Retained Earnings	2,234,774	2,277,574	(42,800)
Retained Earnings Brought Forward	2,234,774	2,277,574	(42,800)

Total Shareholders’ Equity	6,240,345	6,234,632	5,712

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,115,927	1,159,210	(43,282)
Net Deferred Hedge Gains (Losses), net of Taxes	(133,174)	(76,180)	(56,994)
Revaluation Reserve for Land, net of Taxes	143,248	144,277	(1,028)

Total Valuation and Translation Adjustments	1,126,001	1,227,306	(101,305)

Total Net Assets	7,366,346	7,461,939	(95,592)

Total Liabilities and Net Assets	¥170,049,119	¥164,124,289	¥5,924,829

2-36

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2018 (A)	For the six months ended September 30, 2017 (B)	Change (A) - (B)
Ordinary Income	¥1,396,161	¥1,247,403	¥148,758
Interest Income	818,644	659,216	159,428
Interest on Loans and Bills Discounted	541,723	438,371	103,352
Interest and Dividends on Securities	151,798	134,266	17,531
Fee and Commission Income	226,678	207,036	19,641
Trading Income	29,178	24,627	4,551
Other Operating Income	104,764	102,121	2,642
Other Ordinary Income	216,895	254,401	(37,505)

Ordinary Expenses	1,056,389	914,136	142,252
Interest Expenses	471,710	314,140	157,569
Interest on Deposits	202,364	136,702	65,661
Fee and Commission Expenses	50,986	51,899	(913)
Other Operating Expenses	19,547	21,399	(1,852)
General and Administrative Expenses	422,135	449,290	(27,154)
Other Ordinary Expenses	92,009	77,406	14,603

Ordinary Profits	339,772	333,266	6,506

Extraordinary Gains	10,176	3,900	6,275

Extraordinary Losses	3,272	3,977	(704)

Income before Income Taxes	346,676	333,188	13,487
Income Taxes:
Current	93,968	77,147	16,821
Deferred	5,459	(4,637)	10,097

Net Income	¥247,247	¥260,678	¥(13,431)

2-37

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,808,478	¥1,751,680	¥56,797
Call Loans	2,271	2,869	(597)
Guarantee Deposits Paid under Securities Borrowing Transactions	327,772	220,934	106,837
Other Debt Purchased	7,629	7,989	(360)
Trading Assets	75,806	79,551	(3,745)
Money Held in Trust	3,815	3,199	615
Securities	981,042	1,091,950	(110,907)
Loans and Bills Discounted	3,345,724	3,433,750	(88,026)
Foreign Exchange Assets	1,956	2,268	(312)
Other Assets	198,342	171,731	26,610
Tangible Fixed Assets	21,218	21,762	(543)
Intangible Fixed Assets	33,871	35,041	(1,169)
Prepaid Pension Cost	52,575	49,592	2,982
Customers’ Liabilities for Acceptances and Guarantees	35,077	20,056	15,020
Reserves for Possible Losses on Loans	(1,860)	(1,850)	(10)

Total Assets	¥6,893,720	¥6,890,529	¥3,191

Liabilities
Deposits	¥3,451,293	¥3,406,588	¥44,704
Negotiable Certificates of Deposit	425,780	472,180	(46,400)
Call Money	425,883	469,882	(43,998)
Payables under Repurchase Agreements	22,714	53,135	(30,421)
Guarantee Deposits Received under Securities Lending Transactions	296,743	180,728	116,014
Trading Liabilities	64,953	69,367	(4,413)
Borrowed Money	420,340	387,490	32,849
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,104,915	1,134,182	(29,267)
Other Liabilities	32,808	78,418	(45,610)
Reserve for Bonus Payments	2,173	2,097	75
Reserve for Variable Compensation	251	511	(259)
Reserve for Reimbursement of Deposits	1,895	1,913	(17)
Deferred Tax Liabilities	14,737	13,646	1,091
Acceptances and Guarantees	35,077	20,056	15,020

Total Liabilities	6,309,567	6,300,200	9,366

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	223,372	226,570	(3,197)
Appropriated Reserve	36,719	31,970	4,748
Other Retained Earnings	186,653	194,599	(7,946)
Retained Earnings Brought Forward	186,653	194,599	(7,946)

Total Shareholders’ Equity	486,247	489,445	(3,197)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	95,895	99,258	(3,363)
Net Deferred Hedge Gains (Losses), net of Taxes	2,009	1,624	385

Total Valuation and Translation Adjustments	97,904	100,882	(2,977)

Total Net Assets	584,152	590,328	(6,175)

Total Liabilities and Net Assets	¥6,893,720	¥6,890,529	¥3,191

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2018 (A)	For the six months ended September 30, 2017 (B)	Change (A) - (B)
Ordinary Income	¥99,992	¥94,003	¥5,988
Fiduciary Income	27,593	27,616	(22)
Interest Income	21,673	20,734	939
Interest on Loans and Bills Discounted	13,454	12,773	680
Interest and Dividends on Securities	7,107	6,975	131
Fee and Commission Income	29,752	25,865	3,886
Trading Income	1,024	498	526
Other Operating Income	4,159	3,590	569
Other Ordinary Income	15,788	15,698	90

Ordinary Expenses	71,963	69,238	2,725
Interest Expenses	7,985	6,221	1,763
Interest on Deposits	604	439	165
Fee and Commission Expenses	16,448	15,601	847
Trading Expenses	9	0	9
Other Operating Expenses	1,479	1,865	(385)
General and Administrative Expenses	41,268	43,535	(2,267)
Other Ordinary Expenses	4,772	2,014	2,757

Ordinary Profits	28,028	24,765	3,263

Extraordinary Gains	82	—	82

Extraordinary Losses	112	8	104

Income before Income Taxes	27,997	24,756	3,241
Income Taxes:
Current	5,005	6,041	(1,035)
Deferred	2,445	1,044	1,401

Net Income	¥20,546	¥17,670	¥2,875

2-39

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of September 30, 2018	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	707,692	Money Trusts	21,969,562
Securities	189,033	Pension Trusts	3,518,584
Beneficiary Rights to the Trusts	58,064,042	Property Formation Benefit Trusts	4,236
Securities held in Custody Accounts	341,841	Investment Trusts	17,198,385
Money Claims	4,862,612	Money Entrusted Other than Money Trusts	1,731,824
Tangible Fixed Assets	7,172,729	Securities Trusts	12,037,423
Intangible Fixed Assets	356,557	Money Claims Trusts	3,662,079
Other Claims	124,168	Land and Fixtures Trusts	427,857
Due from Banking Account	1,104,915	Composite Trusts	12,936,095
Cash and Due from Banks	567,791	Other Trusts	5,335

Total	73,491,384	Total	73,491,384

Notes:
1. The statement is exclusive of the Trusts that are difficult to value monetarily.
2. Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥56,370,825 million.
3. Joint trust assets under the management of other companies: ¥284,408 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4. Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥10,617 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,816 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	10,617	Principal	847,888
Securities	2	Reserve	32
Others	837,381	Others	80

Total	848,000	Total	848,000

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Total Amount of Funds	29,369,457	27,918,111	1,451,345
Deposits	3,451,293	3,406,588	44,704
Negotiable Certificates of Deposit	425,780	472,180	(46,400)
Money Trusts	21,969,562	20,889,820	1,079,741
Pension Trusts	3,518,584	3,145,273	373,311
Property Formation Benefit Trusts	4,236	4,249	(12)
Loans and Bills Discounted	4,053,417	4,204,066	(150,648)
of Banking accounts	3,345,724	3,433,750	(88,026)
of Trust accounts	707,692	770,315	(62,622)
Securities for Investments	1,170,075	1,409,050	(238,974)
of Banking accounts	981,042	1,091,950	(110,907)
of Trust accounts	189,033	317,100	(128,067)

2-41

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥361,480	¥294,441	¥67,038
Cash Segregated as Deposits for Customers and Others	394,195	323,923	70,271
Trading Assets	6,222,479	4,923,373	1,299,106
Operating Investment Securities	26,692	25,362	1,329
Receivables Related to Margin Transactions	37,432	127,764	(90,331)
Collateralized Short-Term Financing Agreements-Receivable	4,546,806	4,998,221	(451,415)
Advances Paid	159	431	(271)
Securities: Fail to Deliver	28,204	29,956	(1,752)
Short-Term Loans Receivable	23,272	55,741	(32,469)
Other Current Assets	444,233	465,443	(21,210)
Less: Allowance for Doubtful Accounts	(5)	(9)	4
Noncurrent Assets
Property and Equipment	13,620	14,647	(1,027)
Intangible Assets	53,840	55,378	(1,538)
Investments and Other Assets	321,330	317,378	3,951

Total Assets	¥12,473,743	¥11,632,056	¥841,687

Liabilities
Current Liabilities
Trading Liabilities	¥3,779,221	¥4,311,658	¥(532,436)
Payables—Unsettled Trades	258,073	62,243	195,830
Payables Related to Margin Transactions	58,581	44,176	14,405
Collateralized Short-Term Financing Agreements-Payable	4,249,148	3,739,715	509,432
Deposits Received	299,676	267,579	32,096
Guarantee Deposits Received	362,644	198,003	164,640
Securities: Fail to Receive	9,841	2,930	6,910
Short-Term Borrowings	1,311,843	833,668	478,174
Commercial Paper	272,800	334,200	(61,400)
Bonds and Notes Due within One Year	74,510	46,672	27,837
Lease Obligations	339	364	(24)
Income Taxes Payable	2,562	3,984	(1,421)
Accrued Employees’ Bonuses	8,312	9,563	(1,251)
Provision for Variable Compensation	477	954	(477)
Provision for Bonus Point Redemption	807	639	167
Other Current Liabilities	32,280	34,450	(2,170)
Noncurrent Liabilities
Bonds and Notes	635,730	571,334	64,395
Long-Term Borrowings	209,000	277,000	(68,000)
Lease Obligations	—	139	(139)
Provision for Retirement Benefits	19,462	19,744	(282)
Other Noncurrent Liabilities	1,360	1,540	(180)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,358	2,361	(2)

Total Liabilities	11,589,033	10,762,925	826,108

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	363,174	346,786	16,388
Other Retained Earnings	363,174	346,786	16,388
Retained Earnings Brought Forward	363,174	346,786	16,388

Total Shareholders’ Equity	869,991	853,602	16,388

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	27,014	27,497	(482)
Net Deferred Gains or Losses on Hedges, net of Tax	(12,296)	(11,969)	(327)

Total Valuation and Translation Adjustments	14,718	15,527	(809)

Total Net Assets	884,709	869,130	15,579

Total Liabilities and Net Assets	¥12,473,743	¥11,632,056	¥841,687

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2018 (A)	For the six months ended September 30, 2017 (B)	Change (A) - (B)
Operating Revenues	¥180,658	¥152,545	¥28,113
Commissions	75,522	65,604	9,917
Net Gain on Trading	52,680	49,930	2,749
Net Gain on Operating Investment Securities	4,382	1,971	2,411
Interest and Dividend Income	48,073	35,038	13,034

Interest Expenses	36,504	26,190	10,314

Net Operating Revenues	144,154	126,355	17,799

Selling, General and Administrative Expenses	120,100	113,370	6,729
Transaction-Related Expenses	26,776	22,110	4,666
Personnel Expenses	44,747	40,814	3,932
Real Estate Expenses	12,593	13,080	(486)
Administrative Expenses	22,496	24,967	(2,470)
Depreciation and Amortization	9,258	8,508	749
Taxes and Dues	2,633	2,153	480
Provision of Allowance for Doubtful Accounts	22	(10)	32
Other	1,571	1,746	(174)

Operating Income	24,054	12,985	11,069

Non-Operating Income	7,943	6,058	1,885
Non-Operating Expenses	131	555	(424)

Ordinary Income	31,867	18,487	13,379

Extraordinary Gain	2,350	1,427	922

Extraordinary Loss	533	1,731	(1,197)

Income before Income Taxes	33,683	18,183	15,500
Income Taxes:
Current	2,982	777	2,205
Deferred	1,717	2,986	(1,268)

Net Income	¥28,983	¥14,419	¥14,563

2-43